ENCOMPASS FUND

Opportunities. Not Boundaries.

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Welcome to the Encompass Fund. Our investment style provides our shareholders with exposure to a wide range of opportunities. Always taking risk into account, we invest in a variety of sectors and look for opportunities that our managers think have the best potential for appreciation, regardless of the size of the company or whether it is domestic or foreign. As a result, our investments include companies that we believe are deeply undervalued, and often are unknown, underappreciated, or not followed by analysts and Wall Street.

Historical Performance of Encompass Fund for the Period Ended 10/31/07

	Year-to-Date	1 Year	Annualized Since Inception (6/30/06)
Encompass Fund	24.65%	23.37%	12.61%
Dow Jones Wilshire 5000 Index	11.22%	15.06%	17.85%

Current Price of Encompass Fund

Date: 11/19/2007
Net Asset Value (NAV): $10.54
Change from Previous Close: ($0.21)

Historical Prices (click here)

Returns include change in share prices and in each case includes reinvestment of any dividends and capital gain distributions. The Dow Jones Wilshire 5000 Index measures the performance of all U.S. headquartered equity securities with readily available price data. Over 5,000 capitalization weighted security returns are used to adjust the index.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-888-463-3957. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-888-463-3957. The prospectus should be read carefully before investing.

Encompass Fund • 1700 California Street, Suite 335 • San Francisco, CA 94109 • Email: info@encompassfunds.com

▶ THE FUND
▶ PORTFOLIO INFO
▶ MANAGEMENT
▶ APPLICATION INFO
▶ CONTACT US
▶ INVESTOR LOGIN
▶ HOME

Portfolio Information

The Encompass Fund invests in a wide variety of sectors some of which are not well-known or well-understood by many American investors. While the Fund's Managers believe that companies in these lesser known sectors often have more appreciation potential than better known companies and often offer unusual opportunities, these companies may also offer less liquidity and may be more volatile.

By investing in a wide variety of sectors, including sectors that respond differently to certain economic and market conditions, the Fund's Managers believe the Encompass Fund may avoid the sharp declines that funds investing in fewer or in more similar sectors eventually experience. For example, large-cap funds usually perform poorly when large-cap stocks are out of favor as was the case from 2000 to 2006. During that seven-year period, the average large-cap fund's seven year performance was in negative territory. Likewise, many technology mutual funds declined over 50% between 2000 and 2002. The managers of these funds have no choice but to stick with their sectors through bad times even if they believe their sectors will perform poorly. The Encompass Fund invests in the companies its Managers think have the best potential for appreciation taking into account the level of risk, regardless of the size of the company or whether it is a domestic or international company.

The Fund managers currently believe that there are opportunities in commodities companies producing gold, silver, copper, nickel, uranium and oil and gas. The managers also believe that companies in the health care sector, both generic drug companies and branded drug producers, as well as industrial companies, consumer discretionary companies and Real Estate Investment Trusts (REIT's) provide attractive investment opportunities.

TOP TEN EQUITY POSITIONS
AS OF OCTOBER 31, 2007
(not audited, for informational purposes only)

	NAME	PERCENT OF PORTFOLIO
1)	NorthWestern Corporation	9.48%
2)	Arizona Star Resources Corp.	7.39%
3)	Seabridge Gold, Inc.	5.51%
4)	Yamana Gold, Inc.	4.37%
5)	Exeter Resource Corp.	4.32%
6)	Fronteer Development Group, Inc.	3.81%
7)	Goldbrook Ventures, Inc.	3.77%
8)	Talisman Energy, Inc.	2.92%
9)	Peabody Energy Corp.	2.83%
10)	Wyndham Worldwide Corp.	2.68%

NORTHWESTERN CORPORATION

NorthWestern is an electric and gas utility, with customers in Montana, South Dakota and Nebraska.

ARIZONA STAR RESOURCES CORP.

Arizona Star Resource Corp., together with its subsidiaries, engages in the acquisition, exploration, and development of mineral properties, primarily gold and copper in Chile.

SEABRIDGE GOLD INC.

Seabridge has acquired a 100% interest in nine North American gold resource exploration and development projects.

YAMANA

Yamana is an explorer for, and producer of, gold and silver and copper, primarily in South and Central America.

EXETER

Exeter is an exploration company focused on the discovery and development of gold-silver properties in Argentina and Chile.

FRONTEER DEVELOPMENT GROUP, INC

Fronteer Development Group, Inc. engages in the acquisition, exploration, and development of mineral properties in western Turkey, Canada, and Mexico.

GOLDBROOK VENTURES, INC.

Goldbrook Ventures is an explorer and producer of nickel, copper, platinum and cobalt in Canada.

TALISMAN

Talisman is a major independent oil and gas explorer and producer, operating in North American and internationally.

PEABODY ENERGY

Peabody Energy Corporation, through its subsidiaries, engages in the exploration, mining, and production of coal worldwide.

WYNDHAM

Wyndham offers a broad range of hotel and vacation ownership properties and services on a world-wide basis.

Fund holdings are subject to change at any time and may not be representative of current or future holdings.

Encompass Fund • 1700 California Street, Suite 335 • San Francisco, CA 94109 • Email: info@encompassfunds.com